EXHIBIT 12

RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

The following table sets forth certain information regarding our consolidated ratios of earnings to fixed charges and earnings to fixed charges and preferred stock dividends. Fixed charges represent interest expense, a portion of rent expense representative of interest, trust-preferred securities related expense and amortization of debt issuance costs.

(Dollar amounts in thousands)	Year ended December 31,
	2010	2009	2008	2007	2006
Fixed charges:
Interest expense excluding deposits	$395,961	191,496	281,993	346,022	303,689
Portion of rents representative of an interest factor	19,886	19,720	19,093	17,994	17,182

Fixed charges excluding interest on deposits	415,847	211,216	301,086	364,016	320,871
Interest on deposits	196,495	426,298	720,260	977,352	749,708

Fixed charges including interest on deposits	$612,342	637,514	1,021,346	1,341,368	1,070,579

Fixed charges and preferred stock dividends:
Interest expense excluding deposits	$395,961	191,496	281,993	346,022	303,689
Portion of rents representative of an interest factor	19,886	19,720	19,093	17,994	17,182
Preferred stock dividend requirement	122,884	102,969	24,424	21,157	5,927

Fixed charges and preferred stock dividends excluding interest on deposits	538,731	314,185	325,510	385,173	326,798
Interest on deposits	196,495	426,298	720,260	977,352	749,708

Fixed charges and preferred stock dividends including interest on deposits	$735,226	740,483	1,045,770	1,362,525	1,076,506

Earnings:
Income from continuing operations before income taxes	$(403,168)	(1,623,020)	(314,698)	737,498	912,924
Equity in undistributed earnings of unconsolidated subsidiaries	(6,757)	(6,785)	(10,105)	(11,731)	(5,800)
Fixed charges excluding interest on deposits	415,847	211,216	301,086	364,016	320,871

Earnings excluding interest on deposits	5,922	(1,418,589)	(23,717)	1,089,783	1,227,995
Interest on deposits	196,495	426,298	720,260	977,352	749,708

Earnings including interest on deposits	$202,417	(992,291)	696,543	2,067,135	1,977,703

Ratio of earnings to fixed charges:
Excluding interest on deposits	0.01	(a )	(a )	2.99	3.83
Including interest on deposits	0.33	(a )	(a )	1.54	1.85

Ratio of earnings to fixed charges and preferred stock dividends:
Excluding interest on deposits	0.01	(a )	(a )	2.83	3.76
Including interest on deposits	0.28	(a )	(a )	1.52	1.84

(a)    Ratio is less than one; earnings are inadequate to cover fixed charges. The dollar amount of the coverage deficiency for the affected periods is presented below. The amount is the same whether including or excluding interest on deposits:

Coverage deficiency – earnings to fixed charges		$(1,629,805)	(324,803)
Coverage deficiency – earnings to fixed charges and preferred stock dividends		(1,732,774)	(349,227)